Exhibit 99.2

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1                                 Name and Address of Company

Sandstorm Gold Ltd. (the “Company” or “Sandstorm”)
Suite 1400 — 400 Burrard Street
Vancouver, BC V6C 3A6

Item 2                                 Date of Material Change

August 23, 2012

Item 3                                 News Release

A news release with respect to the material change referred to in this report was disseminated by the Company through Marketwire on August 23, 2012 and subsequently filed on SEDAR.

Item 4                                 Summary of Material Change

The Company announced that it has increased its previously announced bought deal financing from Cdn $75 million to Cdn $130 million.  The underwriters have agreed to purchase, on a bought deal basis, 13,050,000 units (the “Units”) at a price of Cdn $10.00 per Unit for gross proceeds to the Company of approximately Cdn $130 million (the “Offering”).  In addition, Sandstorm has agreed to grant to the underwriters an option to purchase up to an additional 15% of the number of Units sold under the Offering at a price of Cdn $10.00 per Unit, on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering to Sandstorm will be approximately Cdn $150 million. The Offering is scheduled to close on or about September 13, 2012 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals including the approval of the TSX Venture Exchange and the securities regulatory authorities.

Item 5                                 Full Description of Material Change

Please see attached news release.

Item 6                                 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                 Omitted Information

Not applicable.

Item 8                                 Executive Officer

For further information contact Erfan Kazemi at (604) 689-0234.

Item 9                                 Date of Report

DATED as of this 24th day of AUGUST, 2012.

Sandstorm Gold Ltd.

By:	“Erfan Kazemi”
Erfan Kazemi
Chief Financial Officer

Sandstorm Gold Announces Increased Bought Deal Financing to CDN $130 Million

Vancouver, British Columbia | August 23, 2012

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX-V: SSL) is pleased to announce that it has increased its previously announced bought deal financing from Cdn $75 million to Cdn $130 million. Lead underwriter Cormark Securities Inc. along with National Bank Financial Inc., Paradigm Capital Inc., BMO Capital Markets Inc., Casimir Capital Ltd., Canaccord Genuity Corp. and TD Securities Inc. have agreed to purchase, on a bought deal basis, 13,050,000 units (the “Units”) at a price of Cdn $10.00 per Unit for gross proceeds to the Company of approximately Cdn $130 million (the “Offering”). In addition, Sandstorm has agreed to grant to the underwriters an option to purchase up to an additional 15% of the number of Units sold under the Offering at a price of Cdn $10.00 per Unit, on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering to Sandstorm will be approximately Cdn $150 million. Each Unit will consist of one common share of Sandstorm (each, a “Common Share”) and one third of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder to acquire one common share of Sandstorm at a price of US$14.00 at any time prior to the date which is five years following completion of the Offering.

The net proceeds of the Offering will be used for general corporate purposes including the potential future purchases of precious metal streams and for working capital purposes.

The Units to be issued under the Offering will be offered by way of a short form prospectus in all of the provinces of Canada, other than the Province of Quebec.

The Offering is scheduled to close on or about September 13, 2012 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals including the approval of the TSX Venture Exchange and the securities regulatory authorities.

The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing for gold mining companies that are looking for capital. In return, Sandstorm receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the life of mine gold produced, at a fixed price. Sandstorm is a non-operating gold mining company with a portfolio of seven gold streams, five of which are producing gold, and three NSR royalties. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase or royalty agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc., Donner Metals Ltd., Magellan Minerals Ltd., Solitario Exploration & Royalty Corp. and Ely Gold & Minerals Inc.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold, Ltd. (“Sandstorm”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2011 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Sandstorm Gold Ltd.

Nolan Watson, President & Chief Executive Officer

(604) 689-0234

Denver Harris, Investor Relations Contact

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.